

EVRAZ HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("the Corporation" or "Highveld" or "the Group")



Audited Results

for the year ended 31 December 2009

- Group revenue from continued operations for the year ended 2009 decreased by 47% over 2008 from R8 022 million to R4 252 million
- Headline earnings per share from operations decreased from 2 594.1 cents to 168.1 cents
- Uncertain market conditions persist
- Further inquiry from the Competition Commission regarding alleged price fixing of flat products

Basis of preparation

The Group's financial results for the quarter and 12 months ended 31 December 2009 set out below have been prepared in accordance with the principal accounting policies of the Group, which comply with International Financial Reporting Standards ("IFRS") and in the manner required by the Companies Act in South Africa and are consistent with those applied in the Group's most recent annual financial statements, including the Standards and Interpretations as listed below.

These results are presented in terms of International Accounting Standards ("IAS") 34 applicable to Interim Financial Reporting.

Significant accounting policies

The Group has adopted the following new and revised Standards and Interpretations issued by the International Accounting Standards Board ("the IASB") and the International Financial Reporting Interpretation Committee ("IFRIC") of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2009.

i) The adoption of these new and revised Standards and Interpretations has resulted in changes in the Group's accounting policies and are disclosed as follows:

- *IAS 1, Presentation of Financial Statements* (effective from 1 January 2009)

  This Standard prescribes the basis for presentation of general purpose financial statements to ensure comparability both with the entity's financial statements of previous periods and with the financial statements of other entities. It sets out overall requirements for the presentation of financial statements, guideline for their structure and minimum requirements for their content.

- *IFRS 7, Financial Instrument: Disclosures* (effective from 1 January 2009)

  The amended Standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognised at fair value. In addition, a reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management.

ii) The Group changed the cost formula for measuring work-in-progress and finished goods inventory from standard costing formula to actual cost on a weighted average basis. This coincided with a change in accounting and costing IT systems that now allows the Group to use this method. Due to the system change, it is not practical to determine the cumulative impact on the opening balances of inventory.

iii) The following Standards, amendment to Standards and Interpretations, effective in future accounting periods have not been adopted in these financial statements:

- *IFRS 2, Amended – Share-based Payments: Group cash-settled share-based payment transactions* (effective from 1 January 2010)
- *IFRS 3, Business Combinations* (effective from 1 July 2009)
- *IFRS 9, Financial Instruments (Phase 1 of new Standard to replace IAS 39)* (effective from 1 January 2013)
- *IAS 24, Amended – Related Party Disclosures* (effective 1 January 2011)
- *IAS 27, Consolidated and Separate Financial Statements* (effective from 1 July 2009)
- *IAS 32, Amended – Classification of Rights Issues Denominated in a Foreign Currency* (effective 1 February 2010)
- *IAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items* (effective from 1 July 2009)
- *IFRIC 14, Amended – Prepayments of a Minimum Funding Requirement* (effective 1 January 2011)
- *IFRIC 17, Distribution of Non-cash Assets to Owners* (effective 1 July 2009)
- *IFRIC 18, Transfers to Assets from Customers* (effective 1 July 2009)
- *IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments* (effective 1 July 2010)
- *Improvements to IFRS* (effective April 2009)

The financial information has been audited by Ernst & Young Inc. whose unmodified audit report is available for inspection at the Corporation's registered office.

Chairman and CEO's Review

Business environment

Sales volumes in the domestic market during the fourth quarter increased by 19%, mainly due to some restocking, compared to the third quarter. Prices remained fairly stable during the last quarter of the year.

Total export revenue decreased by 23% in the fourth quarter, compared to the third quarter, as a result of a 32% decrease in sales volume, poor export prices and a gradual strengthening of the Rand against the US Dollar.

Vanadium prices in 2009 dropped by US$26 per kg V at the beginning of the year, to a low of US$18.96 per kg V in May 2009 and recovered to US$32 per kg V at the year-end. Following the upward trend of vanadium prices, the price for iron ore fines has also improved.

Despite a depressed steel market, a notable recovery is evident in the vanadium market since the year-end, with prices reacting to positive market demand.

Financial results

The profit for the period from continuing operations was R163 million, this compared to a profit from continued operations of R2 584 million for 2008. Consequently earnings per share reduced from 2 606.1 cents to 164.4 cents. Cash flows remain strong.

Business risks

The recently published Eskom energy tariff increase of 25% from 1 April 2010, with further increases planned, will significantly impact on operating costs and will accordingly necessitate investigation into suitable power co-generation projects. Despite renewed focus on the reliability of transport and the improved relations between the Corporation and Transnet, rail transport still remains a business risk, and likewise the water supply received from the eMalahleni Local Municipality. The reliability of the supply of oxygen is now also considered a significant operational risk due to some recent interruptions in supply.

Operations

Steel

Despite an increase in Chinese output of 13.5% for the year, global crude steel production for 2009 declined by 8% to 1.22 billion tons, with South Africa's output declining by 9.5%. In 2009, the Corporation's gross steel output decreased by 28%.

Vanadium

A total of 6 190 tons of V in vanadium slag was produced during 2009, compared to 7 789 tons of V in vanadium slag during last year.

The average price achieved during 2009 was US$25.34 per kg V. The lowest price was US$18.96 per kgV and the highest, US$35.5 per kgV. Despite weakening vanadium prices during the fourth quarter, prices at year-end were showing signs of recovering.

Safety, health, environment and quality

The Corporation ended with a Lost Time Injury Frequency Rate of 0.36, which was the same as for 2008. However, the number of lost time injuries decreased from 25 during 2008 to 18 for 2009.

The Corporation has been re-certified to export pressure vessel and structural steel grades to the EU. A new grade of steel has been developed for the local tube market with improved forming and welding properties. The Steelworks was also re-certified for ISO 14001 and ISO 9001.

Competition Commission query

A further inquiry from the Competition Commission was received during March 2010 regarding the alleged price fixing of flat products. The required information and documentation are being collated to provide the Competition Commission with a comprehensive response.

Change in directorate

We are pleased to announce that Mr Scott MacDonald was appointed Chief Executive Officer and Director of the Highveld Board on 1 March 2010. Messrs Bhabha, Surgey and Yanbukhtin and Mrs Ngonyama were also appointed as non-executive directors on the same date. The newly appointed members bring substantial wealth of experience and expertise to the Board.

Outlook for the first quarter of 2010

The steel markets in South Africa remain volatile, however, some slow recoveries in prices and shipment volumes is evident. After some decline in the start of the year, steel prices appear to be stabilising at present.

Rising energy and raw material costs will require the need for higher selling prices in the year. With this happening, the negative impact of the rising energy cost would be partially mitigated.

Revenue from our vanadium slag sales are expected to make a greater contribution to the profitability of the Corporation. With international vanadium prices having bottomed out in the first quarter and continuing their positive trend, we anticipate our vanadium business to be substantially better than in the fourth quarter of 2009.

B J T Shongwe
(Chairman)

A S MacDonald
(Chief Executive Officer)

23 March 2010

Directors: B J T Shongwe *(Chairman)*, A S MacDonald *(Chief Executive Officer) (British)*, G C Baizini *(Italian)*, M Bhabha, C B Brayshaw, J W Campbell, Mrs B E de Beer, A V Frolov *(Russian)*, Mrs B Ngonyama, P M Surgey, P S Tatyanin *(Russian)* and T I Yanbukhtin *(Russian)*

Company Secretary: Mrs C I Lewis

Registered office:
Portion 93 of the farm
Schoongezicht No. 308 JS
District eMalahleni
Mpumalanga
PO Box 111
Witbank 1035
Tel: (013) 690-9911
Fax: (013) 690-9293

Transfer secretaries:
Computershare Investor Services
(Proprietary) Limited
70 Marshall Street
Johannesburg
PO Box 61051
Marshalltown 2107
Tel: (011) 370-5000
Fax: (011) 688-5200

Condensed Consolidated Statements of Financial Position

	Note	Audited as at 31 Dec 2009 Rm	Audited as at 31 Dec 2008 Rm
ASSETS			
Non-current assets		**1 884**	1 956
Property, plant and equipment		**1 884**	1 956
Available-for-sale investments		–	–
Current assets		**3 013**	3 381
Inventories		**1 228**	831
Trade and other receivables		**711**	949
Cash and cash equivalents	5	**1 074**	1 601
TOTAL ASSETS		**4 897**	5 337
EQUITY AND LIABILITIES			
Capital and reserves		**3 074**	2 949
Non-current liabilities		**712**	632
Provisions		**469**	422
Deferred tax liability		**243**	210
Current liabilities		**1 111**	1 756
Trade and other payables		**771**	804
Short-term provisions		**182**	230
Income tax payable		**156**	722
Interest-bearing loans and borrowings	5	**2**	–
TOTAL EQUITY AND LIABILITIES		**4 897**	5 337
Net asset value – cents per share		**3 101**	2 974

Condensed Consolidated Income Statements

	Note	Unaudited for the three months ended 31 Dec 2009 Rm	Unaudited for the three months ended 31 Dec 2008 Rm	Audited for the year ended 31 Dec 2009 Rm	Audited for the year ended 31 Dec 2008 Rm
CONTINUING OPERATIONS					
Sale of goods		**1 233**	1 646	**4 252**	8 022
Revenue		**1 233**	1 646	**4 252**	8 022
Cost of sales		**(1 004)**	(762)	**(3 578)**	(4 414)
Gross profit		**229**	884	**674**	3 608
Selling and distribution costs		**(70)**	(202)	**(243)**	(244)
Administrative expenses		**(53)**	(38)	**(201)**	(256)
Other operating expenses		**(26)**	(19)	**(38)**	(30)
Operating profit		**80**	625	**192**	3 078
Finance costs		**(11)**	(162)	**(61)**	(39)
Finance income		**10**	175	**73**	152
Profit before tax from continuing operations		**79**	638	**204**	3 191
Income tax expense	7	**(21)**	(5)	**(41)**	(1 015)
Profit for the period/year from continuing operations		**58**	633	**163**	2 176
DISCONTINUED OPERATIONS					
(Loss)/Profit after tax for the period/year from discontinued operations		–	(156)	–	408
Profit for the period/year		**58**	477	**163**	2 584
Earnings/(Loss) per share – basic and diluted		**Cents**	Cents	**Cents**	Cents
From continuing operations		**59.0**	638.3	**164.4**	2 194.7
From discontinued operations		–	(156.4)	–	411.5
From total operations		**59.0**	481.9	**164.4**	2 606.1

Condensed Consolidated Statements of Comprehensive Income

	Unaudited for the three months ended 31 Dec 2009 Rm	Unaudited for the three months ended 31 Dec 2008 Rm	Audited for the year ended 31 Dec 2009 Rm	Audited for the year ended 31 Dec 2008 Rm
Profit for the period/year	**58**	477	**163**	2 584
Other comprehensive income/(loss):				
Exchange differences on translation of foreign operations	**9**	45	**(38)**	97
Fair value reserves	–	1	–	–
Total comprehensive income for the period/year	**67**	523	**125**	2 681

Headline Earnings per Share

	Unaudited for the three months ended 31 Dec 2009 Rm	Unaudited for the three months ended 31 Dec 2008 Rm	Audited for the year ended 31 Dec 2009 Rm	Audited for the year ended 31 Dec 2008 Rm
Reconciliation of headline earnings/(loss):				
Profit for the period/year	**58**	477	**163**	2 584
Add after tax effect of:				
Loss/(Profit) on disposal of discontinued operations	–	13	–	(28)
Impairment losses recognised	–	5	–	5
Net loss on disposal and scrapping of property, plant and equipment	**6**	11	**4**	11
Headline earnings	**64**	506	**167**	2 572
Headline earnings/(loss)				
From continuing operations	**64**	636	**167**	2 192
From discontinued operations	–	(175)	–	380
From total operations	**64**	461	**167**	2 572
Earnings per share – headline and diluted	**Cents**	Cents	**Cents**	Cents
From continuing operations	**64.6**	654.2	**168.1**	2 210.6
From discontinued operations	–	(142.6)	–	383.5
From total operations	**64.6**	511.6	**168.1**	2 594.1
Number of shares	**Million**	Million	**Million**	Million
Ordinary shares in issue as at end date*	**99.2**	99.2	**99.2**	99.2
Weighted average number of ordinary shares*	**99.2**	99.2	**99.2**	99.2
Diluted number of ordinary shares*	**99.2**	99.2	**99.2**	99.2

**Rounded to nearest hundred thousand.*

Condensed Consolidated Statements of Changes in Equity

for the period/year ended

	Issued share capital and share premium Rm	Translation and other reserves Rm	Fair value reserves Rm	Retained earnings Rm	Total Rm
2008					
Balance at 1 January 2008	585	94	–	2 700	**3 379**
Adjustment to deferred tax liability				62	**62**
Balance at 1 January 2008 – Restated	585	94	–	2 762	**3 441**
Total comprehensive income for the quarter		62		644	**706**
Balance at 31 March 2008 – Unaudited	585	156	–	3 406	**4 147**
Total comprehensive income for the quarter		2		821	**823**
Dividends				(1 785)	**(1 785)**
Balance at 30 June 2008 – Reviewed	585	158	–	2 442	**3 185**
Total comprehensive (expense)/income for the quarter		(12)	(1)	642	**629**
Dividends				(1 388)	**(1 388)**
Balance at 30 September 2008 – Reviewed	585	146	(1)	1 696	**2 426**
Total comprehensive income for the quarter		45	1	477	**523**
Balance at 31 December 2008 – Audited	585	191	–	2 173	**2 949**
2009					
Total comprehensive (expense)/income for the quarter		**(10)**		**130**	**120**
Balance at 31 March 2009 – Reviewed	**585**	**181**	**–**	**2 303**	**3 069**
Total comprehensive (expense)/income for the quarter		**(35)**		**16**	**(19)**
Balance at 30 June 2009 – Reviewed	**585**	**146**	**–**	**2 319**	**3 050**
Total comprehensive expense for the quarter		**(2)**		**(41)**	**(43)**
Balance at 30 September 2009 – Reviewed	**585**	**144**	**–**	**2 278**	**3 007**
Total comprehensive income for the quarter		**9**		**58**	**67**
Balance at 31 December 2009 – Audited	**585**	**153**	**–**	**2 336**	**3 074**

	Unaudited for the three months ended 31 Dec 2009 Cents	Unaudited for the three months ended 31 Dec 2008 Cents	**Audited for the year ended 31 Dec 2009 Cents**	Audited for the year ended 31 Dec 2008 Cents
Dividends per share				
Dividends declared and paid	**–**	1 400	**–**	3 200

Condensed Consolidated Statements of Cash Flows

	Note	**Unaudited for the three months ended 31 Dec 2009 Rm**	Unaudited for the three months ended 31 Dec 2008 Rm	**Audited for the year ended 31 Dec 2009 Rm**	Audited for the year ended 31 Dec 2008 Rm
Cash flows from operating activities					
Cash generated by operations before tax paid		**(27)**	1 116	**105**	3 994
Income tax paid		**(68)**	18	**(566)**	(530)
Net cash (used in)/generated by operating activities		**(95)**	1 134	**(461)**	3 464
Cash flows from investing activities					
Proceeds from disposal of discontinued operations		**164**	(13)	**164**	1 055
Net additions to property, plant and equipment		**(50)**	(157)	**(196)**	(543)
Net cash (used in)/generated by investing activities		**114**	(170)	**(32)**	512
Cash flows from financing activities					
Increase in short-term loans		**2**	–	**2**	–
(Decrease)/Increase in loan to joint venture		**–**	(119)	**–**	17
Dividends paid		**–**	(1 389)	**–**	(3 173)
Net cash generated by/(used in) financing activities		**2**	(1 508)	**2**	(3 156)
Effects of exchange rate changes on cash held in foreign currencies		**(5)**	7	**(36)**	13
Net (decrease)/increase in cash and cash equivalents		**16**	(537)	**(527)**	833
Cash and cash equivalents at the beginning of the period/year		**1 058**	2 138	**1 601**	768
Cash and cash equivalents at the end of the period/year	5	**1 074**	1 601	**1 074**	1 601

Notes to the Condensed Consolidated Financial Statements

1. **Companies Act and JSE Limited Listings Requirements**

   Compliance with the Companies Act, No. 61 of 1973, as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

2. **Related party transactions**

   Transactions entered into between the Group and its related parties during the reporting periods were arm's length transactions between knowledgeable, willing parties at fair value.

   Steel sales to East Metals S.A. (a fellow subsidiary of Mastercroft Limited) amounted to R443 million (2008: R30 million) for the 12 months ended 31 December 2009. This constitutes 14% of total steel revenue for the year, compared to 0.69% for the year ended 31 December 2008.

3. **Segment information**

   The Group is organised into business units based on their products and has three reportable segments, as follows:

   Steelworks

   The major products of the steel segment are magnetite iron ore, structural steel, plate and coil.

   Vanadium

   The major products of the continuing vanadium segment are vanadium slag and ferrovanadium. Vanadium pentoxide, ferrovanadium and various vanadium chemicals are included in the discontinued vanadium segment.

   Ferro-alloys

   The major products of the ferro-alloys segment are ferrosilicon, char, ferromanganese and silicomanganese and this segment is included under discontinued operations.

   No operating segments have been aggregated to form the above reportable operating segments. Management monitors the operating results of its business units separately for the purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit.

   The following tables present the revenue, operating profit and total assets information regarding the Group's operating segments:

	Unaudited for the three months ended 31 Dec 2009		
	Continuing operations		
	Steelworks Rm	**Vanadium Rm**	**Total Rm**
Revenue from the sale of goods	**943**	**290**	**1 233**

	Unaudited for the three months ended 31 Dec 2008					
	Continuing operations			Discontinued operations		
	Steelworks Rm	Vanadium Rm	Total Rm	Vanadium Rm	Ferro-alloys Rm	Total Rm
Revenue from the sale of goods	1 164	482	1 646	–	–	–

	Audited for the year ended 31 Dec 2009		
	Continuing operations		
	Steelworks Rm	**Vanadium Rm**	**Total Rm**
Revenue from the sale of goods	**3 208**	**1 044**	**4 252**

	Audited for the year ended 31 Dec 2008					
	Continuing operations			Discontinued operations		
	Steelworks Rm	Vanadium Rm	Total Rm	Vanadium Rm	Ferro-alloys Rm	Total Rm
Revenue from the sale of goods						
Revenue from external customers	5 415	2 607	8 022	1 268	20	1 288
Intersegment revenue	–	–	–	4	6	10
Total segment revenue	5 415	2 607	8 022	1 272	26	1 298

Intersegment revenue are eliminated on consolidation.

	Unaudited for the three months ended 31 Dec 2009			Unaudited for the three months ended 31 Dec 2008		
	Continuing operations Rm	**Discontinued operations Rm**	**Total Rm**	Continuing operations Rm	Discontinued operations Rm	Total Rm
Operating profit						
Steelworks	**(636)**	**–**	**(636)**	393	–	393
Vanadium	**716**	**–**	**716**	232	(5)	227
Ferro-alloys	**–**	**–**	**–**	–	1	1
Total	**80**	**–**	**80**	625	(4)	621

	Audited for the year ended 31 Dec 2009			Audited for the year ended 31 Dec 2008		
	Continuing operations Rm	**Discontinued operations Rm**	**Total Rm**	Continuing operations Rm	Discontinued operations Rm	Total Rm
Operating profit						
Steelworks	**119**	**–**	**119**	2 202	–	2 202
Vanadium	**73**	**–**	**73**	876	577	1 453
Ferro-alloys	**–**	**–**	**–**	–	33	33
Total	**192**	**–**	**192**	3 078	610	3 688

	Audited as at 31 Dec 2009			Audited as at 31 Dec 2008		
	Continuing operations Rm	**Discontinued operations Rm**	**Total Rm**	Continuing operations Rm	Discontinued operations Rm	Total Rm
Total assets						
Steelworks	**4 413**	**–**	**4 413**	4 891	–	4 891
Vanadium	**484**	**–**	**484**	446	–	446
Total	**4 897**	**–**	**4 897**	5 337	–	5 337

4. Supplementary revenue information – Unaudited

		For the three months ended 31 Dec 2009	For the three months ended 31 Dec 2008	For the year ended 31 Dec 2009	For the year ended 31 Dec 2008
Sales volumes of major products					
Continuing operations					
Total steel	Tons	158 536	122 531	580 943	668 116
Ferrovanadium	kg V	1 360 023	1 065 068	4 883 655	5 194 834
Vanadium slag	Tons V_2O_5	–	3 278	–	13 580
Fines ore	Tons	158 906	130 225	519 578	130 225
Weighted average selling prices achieved for major products					
Continuing operations					
Total steel	$/t	767	914	621	953
Ferrovanadium	$/kg V	24	44	23	60
Fines ore	$/t	19	42	24	42
Average R/$ exchange rate		7.51	9.96	8.43	8.00

5. Net cash

Net cash is calculated as follows:	Audited as at 31 Dec 2009 Rm	Audited as at 31 Dec 2008 Rm
Cash and cash equivalents	1 074	1 601
Bank overdraft included in other current liabilities	(2)	–
Net cash	1 072	1 601

6. (Loss)/Profit on disposal of discontinued operations

	Unaudited for the three months ended 31 Dec 2009 Rm	Unaudited for the three months ended 31 Dec 2008 Rm	Audited for the year ended 31 Dec 2009 Rm	Audited for the year ended 31 Dec 2008 Rm
Total proceeds on disposal of operations	–	(52)	–	1 244
Net asset value disposed of	–	(97)	–	(1 231)
(Loss)/Profit on disposal before tax	–	(149)	–	13
Tax charge	–	136	–	15
(Loss)/Profit on disposal after tax	–	(13)	–	28

7. Income tax

	Unaudited for the three months ended 31 Dec 2009 Rm	Unaudited for the three months ended 31 Dec 2008 Rm	Audited for the year ended 31 Dec 2009 Rm	Audited for the year ended 31 Dec 2008 Rm
South African				
Normal				
Current	(16)	94	2	883
Prior year overprovision	–	–	–	–
Other	–	–	–	15
Deferred				
Current	23	(89)	23	(89)
Prior year overprovision	–	–	–	(13)
Other	10	(5)	10	(5)
Other				
STC	–	–	–	316
Non-South African				
Normal				
Current	4	9	6	115
Reversal of deferred tax asset	–	–	–	–
Income tax expense	21	9	41	1 222
Attributable to:				
Continuing operations	21	5	41	1 015
Discontinued operations	–	4	–	207
	21	9	41	1 222

During 2009 it was discovered that adjustments had to be made to the deferred tax calculation for 2008 and 2007 due to misinterpretations on the deferred tax treatment on the disposal of divisions. This resulted in the deferred tax liability for 2007 being overstated by R62 million and in 2008 with R107 million. These adjustments were not material to the 2008 and 2007 balance sheet or income statement, but the directors decided to adjust for these adjustments in the year they arose, even though they were immaterial for those years. The impact on retained earnings for 2008 was an increase of R45 million and for 2007 an increase of earnings by R62 million.

8. Financial ratios – Unaudited

Current ratio	2.71	1.93	2.71	1.93
Market capitalisation – Rm	6 394	6 345	6 394	6 345

9. Retrenchment costs

The Corporation has incurred retrenchment costs of R32 million (2008: Rnil) for the 12 months ended 31 December 2009.

10. Inventories

A net realisable value provision of R101 million (work-in-progress R76 million and finished goods R25 million) was raised on inventories.

11. Contingent liabilities

As required by the Mineral and Petroleum Resources Development Act, a guarantee amounting to R235 million (2008: R191 million) was issued in favour of the Department of Minerals and Energy for the unscheduled closure of Mapochs Mine.

In terms of the Corporation's employment policies, certain employees could become eligible for post-retirement medical aid benefits at any time in the future prior to their retirement subject to certain conditions. The potential liability, should they become medical scheme members in the future, is R39 million (2008: R55 million).

As required by certain suppliers of the Corporation, guarantees were issued in favour of these suppliers to the value of R8 million (2008: R8 million) in the event the Corporation will not be able to meet its obligations to the supplier.

12. Subsequent events

A new summons was received from the Competition Commission relating to a complaint referring to price fixing allegations of flat products. The allegations are being evaluated and a comprehensive response with requested documentation is being compiled for submission.

A summons was received from the Xai-Xai Slag Distributors (Proprietary) Limited and Rothinvest 30 (Proprietary) Limited t/a Xai-Xai Slag Management (in liquidation). This is currently being investigated and considered. The Corporation was advised by its attorneys that the pleadings as received from the plaintiffs are excipiable and an application for an exception is being prepared currently.







Sponsor

J.P.Morgan

ince.motiv